UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Coastal Contacts Inc.
(Name of Issuer)

(Title of Class of Securities)

19044R207
(CUSIP Number)

December 31, 2013
(Date of Event which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   Name of Reporting Person   Eliot Rose Asset Management, LLC
    IRS Identification No. of Above Person   04-3649045

2   Check the Appropriate Box if a Member of a Group
                                          (a) [ ]
                                          (b) [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

                  Rhode Island

                5   Sole Voting Power

                    1,259,550

    NUMBER OF   6   Shared Voting Power
      SHARES
   BENEFICIALLY   -0-
  OWNED BY EACH
    REPORTING   7   Sole Dispositive Power
   PERSON WITH
                    1,259,550

                8   Shared Dispositive Power

                    -0-

9   Aggregate Amount Beneficially Owned by each Reporting
Person

    1,259,550

10 Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*   [ ]

11 Percent of Class Represented by Amount in Row 9

    3.85%

12 Type of Reporting Person*

    OO, IA

1   Name of Reporting Person   Gary S. Siperstein
    IRS Identification No. of Above Person

2   Check the Appropriate Box if a Member of a Group
                                        (a) [ ]
                                        (b) [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

                    United States

                5   Sole Voting Power

                     1,259,550

    NUMBER OF   6   Shared Voting Power
       SHARES
    BENEFICIALLY   -0-
   OWNED BY EACH
    REPORTING   7   Sole Dispositive Power
    PERSON WITH
                     1,259,550

                8   Shared Dispositive Power

                     -0-

9   Aggregate Amount Beneficially Owned by each Reporting
Person

    1,259,550

10 Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*   [ ]

11 Percent of Class Represented by Amount in Row 9

    3.85%

12 Type of Reporting Person*

    OO, IN

Item 1(a).   <u>Name of Issuer</u>.

    Coastal Contacts Inc.

Item 1(b).   <u>Address of Issuer's Principal Executive Offices</u>.

    Suite 320, 2985 Virtual Way Vancouver, British Columbia V5M 4X7

Item 2(a).   <u>Names of Persons Filing</u>.

    Eliot Rose Asset Management, LLC and Gary S. Siperstein.

Item 2(b).   <u>Address of Principal Business Office or, if none, Residence</u>.

    The office address for Eliot Rose Asset Management, LLC and Gary S. Siperstein is 1000 Chapel View Blvd., Suite 240, Cranston, RI 02920

Item 2(c).   <u>Citizenship</u>.

    Eliot Rose Asset Management, LLC is a Rhode Island limited liability company, Gary S. Siperstein is a United States citizen.

Item 2(d).   <u>Title of Class of Securities</u>.

    Common Shares, no par value

Item 2(e).   <u>CUSIP Number</u>.

    19044R207

Item 3.   <u>If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a</u>:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). (for Gary Siperstein only)

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j) [ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.   Ownership.

    Reference is made hereby made to Items 5-9 and 11 of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.   Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

    Not Applicable.

Item 7.   Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

    Not applicable.

Item 8.   Identification and Classification of Members of the Group.

    Not applicable.

Item 9.   Notice of Dissolution of Group.

    Not applicable.

Item 10.   Certification.

    By signing below, Eliot Rose Asset Management, LLC and Gary S. Siperstein certify that, to the best of their knowledge and belief, the securities referred to above on pages two (2) and three (3), respectively, of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

<u>Signature</u>

     After reasonable inquiry and to the best of its knowledge
and belief, the undersigned certifies that the information set
forth in this statement is true, complete and correct.

DATED: February 6, 2014

                    Eliot Rose Asset Management, LLC

                    /S/ Gary S. Siperstein
                    ─────────────────────────────────
                    By: Gary S. Siperstein
                    its: Managing Member

                    Gary S. Siperstein

                    /S/ Gary S. Siperstein
                    ─────────────────────────────────
                    By: Gary S. Siperstein

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)